Amendment No. 1 to
Prospectus Supplement dated June 8, 2017	Filed Pursuant to Rule 424(b)(5)
(to the Prospectus dated February 1, 2017)	Registration No. 333-215577

Up to 7,688,155 Common Shares Issuable Upon Exercise of the Outstanding Warrants

This Amendment No.1 to prospectus supplement amends the prospectus supplement dated June 8, 2017, or the original prospectus supplement.  This Amendment No.1 to the prospectus supplement is incorporated by reference into the original prospectus supplement and should be read in conjunction with the original prospectus supplement and the base prospectus dated February 1, 2017, or the base prospectus.  This Amendment No. 1 to prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the original prospectus supplement and the base prospectus, including any amendments or supplements thereto.

This Amendment No.1 to prospectus supplement relates to up to 7,688,155 common shares, par value $0.01 per share, which, as of the date of this prospectus supplement, are issuable upon the exercise of the 1,976,389 outstanding warrants, originally issued on June 11, 2014, or the Warrants. Each Warrant currently has an exercise price of $0.64 per common share and entitles its holder to purchase 3.89 common shares, as may be further adjusted (see “Description of Warrants” section found in the original prospectus supplement). The Warrants were issued as part of a registered public offering that closed on June 11, 2014, or the Offering.  The common shares underlying the Warrants were previously filed on Form F-1 (333-194690), as amended, but we filed the original prospectus supplement and we are filing this Amendment No.1 to prospectus supplement due to the adjustable conversion feature of the Warrants and the change in the number of common shares currently issuable upon exercise of the Warrants.

Our common stock is currently listed on the Nasdaq Capital Market under the symbol "TOPS." On February 4, 2019, the reported closing price per share of our common stock was $0.94.

Investing in our securities involves certain risks. See risk factors beginning on page s-7 of the original prospectus supplement for a discussion of information that should be considered in connection with an investment in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of any prospectus supplement or the base prospectus. Any representation to the contrary is a criminal offense.

The date of this Amendment No. 1 to prospectus supplement is February 5, 2019

THE OFFERING

Securities offered by us
Up to 7,688,155 common shares may be issuable from time to time upon exercise of the 1,976,389 Warrants, as may be further adjusted. The Warrants expire on June 11, 2019.  Each Warrant has an exercise price of $0.64 per common share and each Warrant entitles the holder to purchase 3.89 common shares, as may be further adjusted.

Common shares to be outstanding immediately after this offering	31,005,622 shares of our common stock if all of the 7,688,155 common shares are issued upon the exercise of approximately 1,976,389 Warrants at their current exercise price.

Use of proceeds
The net proceeds if warrant holders, as of the date of this prospectus supplement, exercise 1,976,389 Warrants that will result in the issuance of all of the 7,688,155 common shares will be approximately $4.9 million; however, we are unable to predict the timing or amount of potential Warrant exercises.  As such we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds will be used for general corporate purposes and working capital. It is possible that some or all of the Warrants may expire and may never be exercised.

Please see "Use of Proceeds."

Listing	Our common shares are listed for trading on the Nasdaq Capital Market under the symbol "TOPS."

Unless we indicate otherwise, all information in this prospectus supplement is based upon 23,317,467 common shares issued and outstanding as of February 5, 2019.